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TVIGIL@SKADDEN.COM

April 5, 2006

VIA EDGAR Securities and Exchange Commission 100 F Street, NW Washington, D.C. 20549

RE:	Evans & Sutherland Computer Corporation
Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

We hereby transmit for filing, on behalf of Evans & Sutherland Computer Corporation, a Utah corporation (the “Company”), pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, the Company’s preliminary proxy statement on Schedule 14A, notice of combined special meeting and annual meeting of shareholders and form of proxy (the “Preliminary Proxy Materials”). The Preliminary Proxy Materials are for use in connection with a combined special meeting and annual meeting (the “Combined Meeting”) at which the shareholders of the Company will be asked to consider and vote on the following:

•                  to approve a transaction in which the Company will (i) sell substantially all of the assets and certain liabilities, including substantially all of the assets and certain liabilities of its wholly owned subsidiary, Evans & Sutherland Computer Limited, primarily related to its military and commercial simulation business and related service operations to Rockwell Collins, Inc. pursuant to the terms and conditions of the Asset Purchase Agreement, dated as of February 7, 2006, by and between the Company and Rockwell Collins, and (ii) pursuant to a Laser Projection Systems Agreement to be entered into upon the closing of the transactions contemplated by the Asset Purchase Agreement, provide, and grant exclusive and non-exclusive intellectual property licenses to use and sell, fixed-based and motion-based laser projection systems in connection with the Simulation Business and certain related businesses of Rockwell Collins;

•                  to elect one director to the Company’s board of directors to serve for a three-year term expiring at its annual meeting in 2009;

•                  to ratify the appointment of KPMG LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2006; and

•                  to transact such other business as may properly come before the Combined Meeting or any adjournments or postponements of the Combined Meeting.

Please direct any questions or correspondence concerning the Preliminary Proxy Materials to the undersigned at (213) 687-5556 or my colleague Marc R. Packer of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4630.

Very truly yours,

/s/ Troy Vigil
Troy Vigil

cc:	Lance Sessions—Evans & Sutherland Computer Corporation
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